July 14, 2010
Vasant Prabhu
VICE CHAIRMAN & CHIEF FINANCIAL OFFICER
T 914 640 2676 F 914 640 8526
E vasant.prabhu@starwoodhotels.com
1111 westchester avenue
white plains, ny 10604
united states

William H. Demarest IV	via Facsimile 703.813.6984
Staff Accountant	and Federal Express
Division of Corporation Finance
Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File February 25, 2010 Proxy Statement on Schedule 14A Filed March 29, 2010 File No. 1-07959
Dear Mr. Demarest and Ms. van Doorn:
We refer to the letter dated June 30, 2010 from William H. Demarest IV, Staff Accountant, and Linda van Doorn, Senior Assistant Chief Accountant, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Vasant M. Prabhu (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), and the Proxy Statement on Schedule 14A filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter, which contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.

Mr. William H. Demarest, IV
Ms. Linda van Doorn
Securities and Exchange Commission
July 14, 2010
Page 2.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 2 Significant Accounting Policies, Page F-8
Frequent Guest Programs, page F-10
Comment:
1.	We have reviewed your responses to prior comments 2 and 3. In addition to clarifying how the related obligation is accounted for, please revise your disclosure of the SPG program in future filings, to clarify that the SPG program is consolidated and how points earned and redeemed are accounted for by owned hotels versus hotels franchised or managed. Include a sample of your intended future disclosure in response to this comment.
Response:
We plan to revise our disclosures related to the SPG program in our future filings to read as shown below. The majority of the revisions are contained in paragraphs two and four below.
Frequent Guest Program. Starwood Preferred Guest® (“SPG”) is the Company’s frequent guest incentive marketing program. SPG members earn points based on spending at the Company’s owned, managed and franchised hotels, as incentives to first-time buyers of VOIs and residences, and through participation in affiliated partners’ programs such as co-branded credit cards. Points can be redeemed at substantially all of the Company’s owned, managed and franchised hotels as well as through other redemption opportunities with third parties, such as conversion to airline miles.
The Company charges its owned, managed and franchised hotels the cost of operating the SPG program, including the estimated cost of its future redemption obligation, based on a percentage of its SPG members qualified expenditures. The Company’s management and franchise agreements require that the Company be reimbursed for the costs of operating the SPG program, including marketing, promotion, communications with, and performing member services for the SPG members. As points are earned, the Company increases the SPG point liability for the amount of cash it receives from its managed and franchised hotels related to the future redemption obligation. For its owned hotels the Company records an expense for the amount of its future redemption obligation with the offset to the SPG point liability. When points are redeemed by the SPG members, the hotels recognize revenue and the SPG point liability is reduced.
The Company, through the services of third-party actuarial analysts, determines the value of the future redemption obligation based on statistical formulas which project the timing of future point redemptions based on historical experience, including an estimate of the “breakage” for points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost of

Mr. William H. Demarest, IV
Ms. Linda van Doorn
Securities and Exchange Commission
July 14, 2010
Page 3.
reimbursing hotels and other third parties in respect of other redemption opportunities for point redemptions.
The Company consolidates the assets and liabilities of the SPG program including the liability associated with the future redemption obligation which is included in other long-term liabilities and accrued expenses in the accompanying consolidated balance sheets. The total actuarially determined liability (see Note 16), as of December 31, 2009 and 2008, is $689 million and $662 million, respectively, of which $244 million and $232 million, respectively, is included in accrued expenses.
Note 16 Other Liabilities, page F-32
Comment:
2.	We have reviewed your response to prior comment 5. Please revise your disclosure in future filings to clarify the terms of the agreement with American Express. Include a sample of your intended future disclosure in response to this comment.
Response:
We plan to revise our disclosure related to the American Express amendment in our future filings to read as shown below.
In June 2009, the Company entered into an amendment to its existing co-branded credit card agreement (“Amendment”) with American Express and extended the term of its co-branding agreement to June 15, 2015. In connection with the Amendment, in July 2009 the Company received $250 million in cash toward the purchase of future SPG points by American Express. In accordance with ASC 470, Debt, the Company has recorded this transaction as a financing arrangement with an implicit interest rate of 4.5%. The Amendment requires a fixed amount of $50 million per year to be deducted from the $250 million advance over the five year period regardless of the total amount of points purchased. As a result, the liability associated with this financing arrangement is being reduced ratably over a five year period beginning in October 2009. In accordance with the terms of the Amendment, if the Company fails to comply with certain financial covenants, the Company would have to repay the remaining liability and, if the Company does not repay such liability, the Company is required to pledge certain receivables as collateral for the remaining balance of the liability.

Mr. William H. Demarest, IV
Ms. Linda van Doorn
Securities and Exchange Commission
July 14, 2010
Page 4.
Proxy Statement on Schedule 14A
Executive and Director Compensation, page 18
Long-Term Incentive Compensation, page 28
Comment:
3.	We have reviewed your response to our comment no. 6 from our letter dated June 2, 2010. We continue to believe that you should tell us specifically how the compensation committee arrived at incentive award amounts for each individual named executive officer. We note that total compensation is targeted at the 65th percentile of your peer group, but that individual awards may be lower or higher based on performance. To the extent that individual awards were lower or higher based on performance, please discuss in your response and in future filings.
Response:
As stated in the Compensation Discussion and Analysis (“CD&A,” page 28 of the proxy statement), our Compensation Committee in making long-term incentive awards to our named executive officers (“NEOs”) generally sets the target value of the awards so as to produce total compensation at the 65th percentile of the Company’s peer group, assuming full attainment of the Company’s financial goals and the strategic/operational performance goals determined for such NEO. The Compensation Committee’s use of peer group data is described on page 31. The peer group target levels are only one factor that is considered by the Compensation Committee in determining actual annual and long-term incentive compensation (and the resulting total compensation). In considering in its compensation decisions how much weight to give to the peer group data, the committee considers how comparable that data is in relation to the individual NEO’s responsibilities, looking at the target level as only one point of reference for its decisions. The committee puts heavy weight on its judgments about individual and company performance against the strategic/operational goals set by the committee early in the year.
In 2009, the committee’s decisions on the level of annual and long-term incentive compensation resulted in a variation in total compensation from the peer group target level ranging among the NEOs from 24% below target to 35% above target. The performance-based considerations that led to the awards are detailed on an overall basis on pages 23-25 of the proxy statement and for each of the NEOs on pages 26-28, which identifies the specific accomplishments of each NEO for the year that the committee considered significant for incentive award purposes. This discussion explains that annual incentive awards for the NEOs were set at 85% of the award level targeted at the beginning of the year, which contributed to the variation from peer group target levels. In addition, special bonuses were paid to Messrs. van Paasschen and Prabhu, for the reasons explained on pages 26 and 27, respectively, which contributed to the variation. The variations also reflect the weight that the committee gave to the facts that Mr. Avril received a special equity grant in 2008 upon his promotion to President, that Mr. Prabhu would be

Mr. William H. Demarest, IV
Ms. Linda van Doorn
Securities and Exchange Commission
July 14, 2010
Page 5.
promoted to Vice Chairman and, with respect to Mr. van Paasschen, that the Company’s overall results for 2009 were below the financial targets established in the first quarter of the year.
Because the Company details in the CD&A the various considerations on which the Compensation Committee bases its incentive award decisions, the Company does not consider the variations in total compensation from the target levels to be of material significance.
If you have any questions or comments in connection with any of the foregoing, please call me at 914/640-2676 or Alan Schnaid, Senior Vice President and Corporate Controller, at 602/852-3326. Facsimile transmissions may be sent to either of us at either 914/640-8526 or 602/852-0115.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Vasant Prabhu
Vasant Prabhu
Vice Chairman and Chief Financial Officer